                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549

                               SCHEDULE 14D-1
                       TENDER OFFER STATEMENT PURSUANT
         TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                     United Home Life Insurance Company
                     ----------------------------------
                          (Name of Subject Company)

                            SouthCap Corporation
                            --------------------
                                  (Bidder)

                   Common Stock, $1.00 par value per share
                   ---------------------------------------
                       (Title of Class of Securities)

                                 910603-10-9
                    -------------------------------------
                    (CUSIP Number of Class of Securities)

                                F. W. Lazenby
               Chairman, President and Chief Executive Officer
                            SouthCap Corporation
                     211 Seventh Avenue North, 4th Floor
                         Nashville, Tennessee  37219
                               (615) 244-1908
                ---------------------------------------------
                (Name, Address and Telephone Number of Person
    Authorized to Receive Notices and Communications on Behalf of Bidder)

                            ====================
                                   Copy to
                            Donald I. N. McKenzie
                             Sherrard & Roe, PLC
                        424 Church Street Suite 2000
                         Nashville, Tennessee  37219
                               (615) 742-4200
                            --------------------

                          CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
           Transaction Valuation*              Amount of Filing Fee
--------------------------------------------------------------------------------
                $5,242,257                            $1,049
--------------------------------------------------------------------------------

*Determined solely for the purpose of calculating the filing fee. This amount was calculated by multiplying $4.50, the per share tender offer price, by 1,164,946, the number of shares of common stock not presently owned by SouthCap Corporation.


[ ] Check box if any part of the fee is offset as provided by Rule 0-11 (a)
    (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
    Amount Previously Paid:    ________________  Filing Party:  ____________
    Form or Registration No.:  ________________  Date Filed:    ____________


Note:  The remainder of this cover page is only to be completed if this
Schedule 14D-1 (or amendment thereof) is being filed, inter alia, to satisfy the reporting requirements of section 13(d) of the Securities Exchange Act of 1934. See General Instructions D, E and F to Schedule 14D-1.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

Cusip No. 910603-10-9                 14D-1                          Page 1 of 6



-----------------------------------------------------------------------------------------------
1    Name of Reporting Person
          SOUTHCAP CORPORATION
     S.S. or I.R.S. Identification No. of above Person
          62-1579070
-----------------------------------------------------------------------------------------------
2    Check the appropriate Box if a Member of a Group
     [ ] a
          -------------------------------------------
     [ ] b
          -------------------------------------------
-----------------------------------------------------------------------------------------------
3    SEC Use Only
-----------------------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
     WC
-----------------------------------------------------------------------------------------------
5    [ ] Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e) or 2(f)
-----------------------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     TENNESSEE
-----------------------------------------------------------------------------------------------
     Aggregate Amount Beneficially Owned by Each Reporting Person
7    79,821
-----------------------------------------------------------------------------------------------
8    Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions).
     [ ]
-----------------------------------------------------------------------------------------------
     Percent of Class Represented by Amount in Row (7)
9    6.6%
-----------------------------------------------------------------------------------------------
     Type of Reporting Person (See Instructions)
10   CO
-----------------------------------------------------------------------------------------------

   This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by SouthCap Corporation, a Tennessee corporation ("Purchaser"), to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of United Home Life Insurance Company, an Indiana insurance company (the "Company"), at a price of $4.50 per Share, payable to the seller in cash promptly following completion of the Offer, without interest thereon upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated April 3, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a) (1) and (a)
   (2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

        (a) The name of the subject company is United Home Life Insurance Company, an Indiana insurance company, which has its principal executive offices at 1499 Windhorst Way, Greenwood, Indiana 46143.

        (b) The class of equity securities being sought is the common stock, par value $1.00 per share, of the Company (the "Common Stock"). The information set forth in the Introduction and Section 1 ("Terms of Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

        (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in Section 5 ("Price Range of Shares; Dividends") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

        (a-d) and (g) This Statement is filed by Purchaser, a Tennessee corporation. The information concerning the principal business and address of the principal office of Purchaser and certain information regarding executive officers, directors, and certain shareholders of Purchaser, is set forth in Section 8 ("Certain Information Concerning the Purchaser") and Schedule A of the Offer to Purchase and is incorporated herein by reference.

        (e-f) During the last five years, neither Purchaser, nor, to the best knowledge of Purchaser, any of the persons listed in Schedule A of the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

        (a) None.

        (b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser") and Section 10 ("Background of Offer to Purchase") of the Offer to Purchase is incorporated herein by reference.



                                                               Page 2 of 6 pages

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) - (c)   The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a) - (e)   The information set forth in Section 11 ("Purpose of the
   Offer and Tender") of the Offer to Purchase is incorporated herein by reference.

         (f) and (g) The information set forth in Section 6 ("Effect of the Offer on the Market for the Shares; Market for the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) and (b) The information set forth in Section 8 ("Certain Information Concerning the Purchaser") and Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser"), Section 10 ("Background of the Offer to Purchase") and Section 11 ("Purpose of the Offer and Tender; Plans of the Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in Section 15 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         The Financial Statements of Purchaser set forth as Exhibit B to the Offer to Purchase are incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

         (a) Not applicable.

         (b) Prior to the commencement of a tender offer or any other action which will result in the acquisition of 10% or more of the voting securities of an Indiana insurance company, approval of the Indiana Commissioner of Insurance must be received. On March 27, 1997, an order approving the tender offer was received from the Indiana Commissioner of Insurance. The materials relating to the tender offer must be filed with and are subject to the review and approval of the Indiana Commissioner of Securities pursuant to Indiana Code 23-2-3.1 et seq.

         (c) Not applicable.

         (d) Not applicable.

                                                               Page 3 of 6 pages

           (e) Not applicable.

           (f) Not applicable.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1)  Offer to Purchase dated April 8, 1997.

   (a)(2)  Letter of Transmittal.

   (a)(4) Summary Advertisement as published in the Franklin Daily Journal and the Indianapolis Star News on April 8, 1997.

   (a)(5)  Press Release issued by SouthCap Corporation on April 8, 1997.

   (b)     None.

   (c) Stock Purchase Agreement dated December 19, 1996, between SouthCap Corporation and Theresa J. Hull; Proxy from Theresa J. Hull to SouthCap Corporation dated December 19, 1996.

   (d)     None.

   (e)     Not Applicable.

   (f)     Not Applicable.



                                                               Page 4 of 6 pages

SIGNATURE.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 8, 1997                      SOUTHCAP CORPORATION


                                           By: /s/ F. W. Lazenby
                                               ---------------------------------
                                               F.W. Lazenby, Chairman, President
                                               and Chief Executive Officer




                                                               Page 5 of 6 pages

                                EXHIBIT INDEX



                                                                 PAGE IN
                                                                SEQUENTIAL
EXHIBIT                                                         NUMBERING
NUMBER      DESCRIPTION OF EXHIBITS                               SYSTEM
----------  -----------------------                               ------
(a) (1)      Offer to Purchase dated April 8, 1997................

(a) (2)      Letter of Transmittal................................

(a) (4)      Summary Advertisement as published in the Franklin
             Daily Journal and the Indianapolis Star News on
             April 8, 1997........................................


(a) (5)      Press Release issued by SouthCap Corporation on
             April 8, 1997........................................

(c)          Stock Purchase Agreement dated December 19, 1996,
             between SouthCap Corporation and Theresa J. Hull;
             Proxy from Theresa J. Hull to SouthCap Corporation
             dated December 19, 1996..............................



                                                               Page 6 of 6 pages